# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aeluma, Inc., CIK 0001828805
CUSIP: 00776X109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 27 CASTILIAN DRIVE, Goleta, California (CA), 93117
Date of event which requires filing of this statement: 08/01/2024
Filed by CIK 0001869684
Persons authorized to receive notices and communications: Lee McCarthy, 1401 21st ST # 10431, Sacramento, California (CA), 95811, (805) 699-6417

## Reporting persons
- Lee McCarthy (CIK 0001869684): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 270,064; shared voting power 0; sole dispositive power 270,064; shared dispositive power 0; aggregate amount beneficially owned 270,064 (1.5% of the class)
  Comment: (1) Percentage calculated based on 17,857,863 shares of the Company outstanding as of November 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Aeluma, Inc.
Address of issuer's principal executive offices: 27 CASTILIAN DRIVE, Goleta, California (CA), 93117

## Item 2. Identity and Background
Name of person filing: This statement is filed by Mr. Lee McCarthy. Mr. McCarthy is the holder of record of approximately 1.5% of the Issuer's outstanding shares of Common Stock based on 17,857,863 shares of common stock outstanding as of November 21, 2025.
Residence or business address: The business address of Mr. McCarthy is 1401 21st ST # 10431, Sacramento, California, 95811.
Present principal occupation or employment: Effective November 17, 2022, and as disclosed by the Issuer on November 14, 2022, in its Form 10-Q, Mr. McCarthy resigned as Chief Operating Officer (following his earlier resignation as interim CFO as well as a member of the Board of Directors of the Issuer) and since that date has held no position with nor had any relationship with the Issuer.
Criminal convictions in the last five years: During the past five years, Mr. McCarthy, has never been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, Mr. McCarthy has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: Mr. McCarthy is a citizen of the USA.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As Mr. McCarthy reported in the Schedule 13D filed June 30, 2021, the aggregate purchase price for the 1,626,995 shares of Common Stock acquired by Mr. McCarthy was $15,000. The source of these funds was the personal funds of Mr. McCarthy.

## Item 4. Purpose of Transaction
Purpose of transaction:
Since Mr. McCarthy filed Schedule 13D on June 30, 2021, he has not acquired any shares of Common Stock. He started selling shares of Common Stock on August 1, 2024, as set forth below, and as of March 30, 2025, beneficially owned 743,425 shares of the Issuer, representing approximately 4.7% of the outstanding shares following the Issuer engaging in a firm commitment underwriting for the sale of 2,285,714 shares of its common stock and an uplisting to the Nasdaq Capital Market.

Date Action Price ($1)1 Quantity Percent of holdings

8/1/2024 - 8/5/2024 Sale 3.07 10352 -1.1%

8/14/24 Donation - Transfer 2.93 10000 -1.0%
shares to charity

8/23/24 - 9/5/2024 Sale 2.93 1500 -0.2%

9/9/24 Donation - Transfer 2.82 10000 -1.1%
shares to charity

9/20/24 - 9/23/24 Sale 3.28 12500 -1.3%

9/26/2024 - 10/18/2024 Sale 3.15 11655 -1.3%

10/22/2024 - 11/8/2024 Sale 3.12 7993 -0.9%

11/20/24 Donation - Transfer 3.30 10000 -1.1%
shares to charity

12/13/25 Sale 5.21 8000 -0.9%

12/18/2024 - 12/19/2024 Sale 9.26 8980 -1.0%

12/23/24 Sale 7.62 5020 -0.6%

1/10/25 Sale 7.31 4000 -1.6%

1/16/2025 -1/21/2025 Sale 7.28 9098 -1.1%

1/22/2025 - 1/27/2025 Sale 7.09 18902 -2.3%

1/31/2025 - 2/4/2025 Sale 6.70 10021 -1.2%

2/7/2025 - 2/14/2025 Sale 6.63 7179 -0.9%

2/19/25 Sale 6.27 10800 -1.3%

2/25/25 Sale 5.90 14000 -1.8%

2/27/2025 - 2/28/2025 Sale 6.32 7500 -0.9%

2/28/25 Sale 6.25 6500 -0.8%

3/14/25 Sale 6.14 10000 -1.3%

3/18/25 Sale 6.00 15300 -2.0%

3/20/25 Sale 6.07 14700 -2.0%

(1) *Share prices are average prices on the trading day(s) stated in the table.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 27, 2025, Mr. McCarthy beneficially owned 743,425 shares of the Issuer, representing approximately 4.7% of the outstanding shares following the Issuer engaging in a firm commitment underwriting for the sale of 2,285,714 shares of its common stock and an uplisting to the Nasdaq Capital Market.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Schedule, to the knowledge of Mr. McCarthy, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. McCarthy and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Lee McCarthy: /s/ Lee McCarthy, Lee McCarthy (01/02/2026)